# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Optimum Communications, Inc., CIK 0001702780
CUSIP: 02156K103
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1 Court Square West, Long Island City, New York (NY), 11101
Date of event which requires filing of this statement: 07/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001201333

## Reporting persons
- Neil S. Subin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 19,549,309; sole dispositive power 0; shared dispositive power 19,549,309; aggregate amount beneficially owned 19,549,309 (11.9% of the class)
  Comment: Notes to Items 6, 8 and 9: Represents 19,549,309 shares of Class A Common Stock, par value $0.01 per share ("Class A Common Shares"), of Optimum Communications, Inc. (the "Issuer") owned by Dark Mirage, LP. MILFAM LLC is the investment advisor of Dark Mirage, LP and therefore may be deemed the beneficial owner of the Class A Common Shares owned by Dark Mirage, LP. MILFAM GP, LLC is the general partner of Dark Mirage, LP and therefore may be deemed the beneficial owner of the Class A Common Shares owned by Dark Mirage, LP. Mr. Subin is the President and Manager of MILFAM LLC, which is the Manager of MILFAM GP, LLC, consequently, he may also be deemed the beneficial owner of the Class A Common Shares owned by Dark Mirage, LP. Mr. Subin, MILFAM GP, LLC and MILFAM LLC (each of which is hereinafter individually referred to as a "Reporting Person" and, collectively, as the "Reporting Persons") each disclaims beneficial ownership of any Class A Common Shares other than to the extent he or it may have a pecuniary interest therein.
  
  Note to Item 11: The percentage reported in this Amendment No. 1 to Schedule 13G (this "Schedule 13G/A") is based upon 163,699,534 Class A Common Shares outstanding, which is based upon 272,565,547 aggregate shares of Class A Common Stock and Class B Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Form 10-Q filed on August 6, 2026 (the "Form 10-Q"), less 108,866,013 shares of Class B Common Stock outstanding on June 30, 2026, as disclosed in the Form 10-Q.
- MILFAM LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 19,549,309; sole dispositive power 0; shared dispositive power 19,549,309; aggregate amount beneficially owned 19,549,309 (11.9% of the class)
  Comment: Notes to Items 6, 8 and 9: Represents 19,549,309 Class A Common Shares owned by Dark Mirage, LP. MILFAM LLC is the investment advisor of Dark Mirage, LP and therefore may be deemed the beneficial owner of the Class A Common Shares owned by Dark Mirage, LP. MILFAM LLC disclaims beneficial ownership of any Class A Common Shares other than to the extent it may have a pecuniary interest therein.
  
  Note to Item 11: The percentage reported in this Schedule 13G/A is based upon 163,699,534 Class A Common Shares outstanding, which is based upon 272,565,547 aggregate shares of Class A Common Stock and Class B Common Stock outstanding as of July 31, 2026, as disclosed in the Form 10-Q, less 108,866,013 shares of Class B Common Stock outstanding on June 30, 2026, as disclosed in the Form 10-Q.
- MILFAM GP, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 19,549,309; sole dispositive power 0; shared dispositive power 19,549,309; aggregate amount beneficially owned 19,549,309 (11.9% of the class)
  Comment: Notes to Items 6, 8 and 9: Represents 19,549,309 Class A Common Shares owned by Dark Mirage, LP. MILFAM GP, LLC is the general partner of Dark Mirage, LP and therefore may be deemed the beneficial owner of the Class A Common Shares owned by Dark Mirage, LP. MILFAM GP, LLC disclaims beneficial ownership of any Class A Common Shares other than to the extent it may have a pecuniary interest therein.
  
  Note to Item 11: The percentage reported in this Schedule 13G/A is based upon 163,699,534 Class A Common Shares outstanding, which is based upon 272,565,547 aggregate shares of Class A Common Stock and Class B Common Stock outstanding as of July 31, 2026, as disclosed in the Form 10-Q, less 108,866,013 shares of Class B Common Stock outstanding on June 30, 2026, as disclosed in the Form 10-Q.
- Dark Mirage, LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 19,549,309; sole dispositive power 0; shared dispositive power 19,549,309; aggregate amount beneficially owned 19,549,309 (11.9% of the class)
  Comment: Notes to Items 6, 8 and 9: Represents 19,549,309 Class A Common Shares owned by Dark Mirage, LP.
  
  Note to Item 11: The percentage reported in this Schedule 13G/A is based upon 163,699,534 Class A Common Shares outstanding, which is based upon 272,565,547 aggregate shares of Class A Common Stock and Class B Common Stock outstanding as of July 31, 2026, as disclosed in the Form 10-Q, less 108,866,013 shares of Class B Common Stock outstanding on June 30, 2026, as disclosed in the Form 10-Q.

## Item 1. Issuer
Name of issuer: Optimum Communications, Inc.
Address of issuer's principal executive offices: 1 Court Square West, Long Island City, New York 11101

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is filed by the Reporting Persons. Mr. Subin is the President and Manager of MILFAM LLC, which serves as the investment advisor of Dark Mirage, LP. MILFAM LLC is the Manager of MILFAM GP, LLC, which serves as the general partner of Dark Mirage, LP.
Address of principal business office or, if none, residence:
The address of each Reporting Person is
2336 SE Ocean Blvd, Suite 400,
Stuart, Florida 34996
Citizenship: Mr. Subin is a citizen of the United States. MILFAM LLC, MILFAM GP, LLC and Dark Mirage, LP are all organized in the State of Delaware.

## Item 4. Ownership
Amount beneficially owned: The information set forth in rows 5-11 (including the comments thereto) on the cover pages to this Schedule 13G/A with respect to each of the Reporting Persons is hereby incorporated by reference herein.
Percent of class: 11.9 %. The information set forth in row 11 (including the comments thereto) on the cover pages to this Schedule 13G/A with respect to each of the Reporting Persons is hereby incorporated by reference herein.
Sole power to vote or to direct the vote: The information set forth in row 5 (including the comments thereto) on the cover pages to this Schedule 13G/A with respect to each of the Reporting Persons is hereby incorporated by reference herein.
Shared power to vote or to direct the vote: The information set forth in row 6 (including the comments thereto) on the cover pages to this Schedule 13G/A with respect to each of the Reporting Persons is hereby incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information set forth in row 7 (including the comments thereto) on the cover pages to this Schedule 13G/A with respect to each of the Reporting Persons is hereby incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information set forth in row 8 (including the comments thereto) on the cover pages to this Schedule 13G/A with respect to each of the Reporting Persons is hereby incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Shares owned by Dark Mirage, LP.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Neil S. Subin: /s/ Neil S. Subin, Neil S. Subin (08/28/2026)
- MILFAM LLC: /s/ Neil S. Subin, Neil S. Subin, Manager (08/28/2026)
- MILFAM GP, LLC: /s/ Neil S. Subin, Neil S. Subin, Manager / By MILFAM LLC, its Manager (08/28/2026)
- Dark Mirage, LP: /s/ Neil S. Subin, Neil S. Subin, Manager / By MILFAM GP, LLC, its General Partner / By MILFAM LLC, its Manager (08/28/2026)